# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MARRIOTT VACATIONS WORLDWIDE Corp, CIK 0001524358
CUSIP: 57164Y107
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 7812 PALM PARKWAY, ORLANDO, Florida (FL), 32836
Date of event which requires filing of this statement: 05/27/2025
Amends the filing with accession number 0000902664-24-005003
Filed by CIK 0001786767
Persons authorized to receive notices and communications: CHRISTIAN ASMAR, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; LAUREN TAYLOR WOLFE, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Impactive Capital LP (CIK 0001786767): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,295,984; sole dispositive power 0; shared dispositive power 3,295,984; aggregate amount beneficially owned 3,295,984 (9.5% of the class)
- Impactive Capital LLC (CIK 0001786731): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,295,984; sole dispositive power 0; shared dispositive power 3,295,984; aggregate amount beneficially owned 3,295,984 (9.5% of the class)
- Wolfe Lauren Taylor (CIK 0001699118): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,295,984; sole dispositive power 0; shared dispositive power 3,295,984; aggregate amount beneficially owned 3,295,984 (9.5% of the class)
- Asmar Christian (CIK 0001787532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,295,984; sole dispositive power 0; shared dispositive power 3,295,984; aggregate amount beneficially owned 3,295,984 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: MARRIOTT VACATIONS WORLDWIDE Corp
Address of issuer's principal executive offices: 7812 PALM PARKWAY, ORLANDO, Florida (FL), 32836

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The 3,295,984 Shares beneficially owned by the Impactive Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,295,984 Shares beneficially owned by the Impactive Funds is approximately $292,996,899, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On May 27, 2025, the Reporting Persons entered into a Support Agreement (the "Support Agreement") with the Issuer. Pursuant to the Support Agreement, the Issuer agreed to appoint Christian A. Asmar to the Issuer's Board of Directors (the "Board"). Additionally, Mr. Asmar has been appointed to the Compensation Policy Committee of the Board and will be appointed to a new ad hoc committee of the Board that is expected to focus on advising the Board on the Issuer's modernization efforts aimed at revenue growth and cost efficiencies.

The Support Agreement also provides for customary director replacement rights in the event Mr. Asmar ceases to serve as a director under certain circumstances as specified in the Support Agreement.

The Support Agreement includes, among other provisions, certain standstill and voting commitments by the Reporting Persons. The standstill period extends until 12:01 a.m. on the 30th day prior to the advance notice deadline for making director nominations at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"). However, if the Issuer confirms in writing that it will renominate Mr. Asmar for election at the 2026 Annual Meeting and Mr. Asmar consents to the renomination, then the standstill obligations will extend until the later of (x) 12:01 a.m. on the 30th day prior to the advance notice deadline for making director nominations at the Issuer's 2027 annual meeting of stockholders and (y) the date on which Mr. Asmar is not a member of the Board.

The Reporting Persons' standstill commitments include their agreement not to, among other things and subject to certain exceptions, (i) solicit proxies or written consents of stockholders to vote securities, (ii) present at any annual meeting or any special meeting of the Issuer's stockholders or through action by written consent any proposal for consideration for action by stockholders or seek the removal of any member of the Board or propose any nominee for election to the Board or seek representation on the Board, or (iii) acquire cumulative ownership in excess of 12% of the outstanding Shares. Additionally, the Reporting Persons have agreed to vote for all directors nominated by the Board for election at a stockholder meeting during the standstill period. The Reporting Persons and the Issuer have also agreed to a certain mutual non-disparagement provision.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,535,278 Shares outstanding as of May 5, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.

A. Impactive Capital
As of the date hereof, Impactive Capital beneficially owned 3,295,984 Shares held by the Impactive Funds.

Percentage: Approximately 9.5%

B. Impactive Capital GP
As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 3,295,984 Shares held by the Impactive Funds.

Percentage: Approximately 9.5%

C. Ms. Taylor Wolfe and Mr. Asmar
Each of Ms. Taylor Wolfe and Mr. Asmar, as Managing Members of Impactive Capital GP, may be deemed to beneficially own the 3,295,984 Shares held by the Impactive Funds.

Percentage: Approximately 9.5%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

A. Impactive Capital
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,295,984
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,295,984

B. Impactive Capital GP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,295,984
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,295,984

C. Ms. Taylor Wolfe and Mr. Asmar
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,295,984
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,295,984
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

A. Impactive Capital
The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

B. Impactive Capital GP
Impactive Capital GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

C. Ms. Taylor Wolfe and Mr. Asmar
Each of Ms. Taylor Wolfe and Mr. Asmar have not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On May 27, 2025, the Reporting Persons and the Issuer entered into the Support Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities

99.1 - Support Agreement, dated May 27, 2025, by and among the Issuer and the Reporting Persons (incorporated by reference to Ex. 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 27, 2025)

## Signatures
- Impactive Capital LP: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member of Impactive Capital LLC, its General Partner (05/28/2025)
- Impactive Capital LLC: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member (05/28/2025)
- Wolfe Lauren Taylor: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe (05/28/2025)
- Asmar Christian: /s/ Christian Asmar, Christian Asmar (05/28/2025)